Exhibit 99.6

FOR RELEASE February 2, 2011, 7:30 a.m. ET

Pure Nickel Reports Operating Highlights and Fiscal Year-End Results for the Year Ended November 30, 2010.

TORONTO: February 2, 2011. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) (the “Company”) today released its operating highlights and its financial results for the year ended November 30, 2010. (All dollar amounts herein are in Canadian funds unless otherwise indicated.)

2010 Operating Highlights

The Company announced that its partner on the MAN Alaska property exercised its option to vest a 30% interest in the property. Pure Nickel received a vesting fee of US$500,000 and the budget for the 2010 summer program was set at US$7.5 million. The Company remains the operator of the project and earns a 10% management fee.

Results from the MAN exploration season were very encouraging with the discovery of stratiform Platinum Group Element (PGE) horizons and intersections of narrow, high grade nickel-copper massive sulphide mineralizations.

The Rainbow, Nunavut property was expanded by 19 claims which increased the property size eight-fold to a total of 19,850 hectares. A Mobile Metal Ion (MMI) geochemistry soil sampling program was conducted in autumn to test its effectiveness for detecting buried gold and nickel occurrences. Results of the survey show that the MMI survey was able to identify the location of a historic gold intersection (13.15g/t Au over 2.14 m) and that it has proved to be an effective tool for exploring this property.

Pure Nickel’s option partner on the Tower Property commenced drilling and completed six holes with intersections of high grade copper-gold mineralization.

The Company continued to evaluate the properties in its portfolio based on claim maintenance cost and property potential for future exploration dollars. In 2010 Pure Nickel relinquished two properties; Harp Lake, Newfoundland and SR1, Quebec (one of the Raglan properties).

MAN Alaska

The MAN Alaska property was one of the main focuses due to the breadth of the 2010 program. ITOCHU Corporation confirmed its confidence in the property by vesting a 30% interest in the property and committing to a US $7.5 million exploration program. Exploration included a helicopter-supported two drill program and extensive geophysical surveys. The program ran until the end of September with a total of approximately 6,700 metres being completed. Analysis of over 3,400 assays revealed stratigraphic horizons in the Alpha and Beta Complexes that had elevated platinum and palladium values strongly suggesting that stratiform PGE mineralization is present and similar to that found in other Platinum Group Element (PGE) bearing complexes elsewhere in the world. As s the 2011 exploration program continues to evolve, pending ITOCHU’s decision to continue funding exploration, the Company will be focusing on the new horizons. Larry Hulbert, D.Sc., P.Geo is the designated Qualified Person for this project.

Rainbow, Nunavut

Pure Nickel expanded its Rainbow property by 19 claims in the second quarter. The property covers an anomaly which was discovered by Falconbridge-Noranda during a nickel exploration program in 2004, and was found to host several gold occurrences. One of the historic drill intersections assayed 13.1 grams of gold per tonne (g/t) over 2.14 metres. At the beginning of September Pure Nickel performed a small geochemistry soil sampling field exercise which proved its effectiveness for detecting buried gold and nickel occurrences. Pure Nickel is currently designing an exploration and prospecting field program for 2011. Dallas Davis, P.Eng, is the designated Qualified Person for this project.

Tower Extension, Manitoba

The Tower property is contiguous with Pure Nickel’s William Lake claims in the Thompson Nickel Belt, and is currently under option to Rockcliff Resources Inc. Rockcliff Resources completed a six hole diamond drill program which encountered numerous high grade copper gold mineralization including 7.0 % Cu, 2.0 g/t Au, 1.3% Zn and 32.2 g/t Ag across 2.65metres. Rockcliff Resources plans to continue drilling the Tower property in 2011. Ken Lapierre, P.Geo., is the Qualified Person for this property.

Property Divestiture

On a semi annual basis the Company continues to evaluate the properties in its portfolio. An analysis is performed taking into account the claim maintenance costs and property potential for future exploration dollars and decisions regarding divestiture are made. In 2010 Pure Nickel relinquished two properties: Harp Lake, Newfoundland and SR1, Quebec (one of our Raglan properties).

2011 Pure Nickel Business Objectives

Pure Nickel is committed to broaden the scope of mineral opportunities and advance the projects that have a strong potential within its existing portfolio of mineral exploration projects. The Company expects to continue to exploit the PGE potential at MAN Alaska and at the same time explore parts of the property with gold potential. Pure Nickel has had success in coupling its properties with effective partners which has resulted in the advancement of its portfolio. In 2011 Pure Nickel will look to secure joint venture partners to optimize the number of properties in active status as well as identify and acquire opportunities that would increase the scale of the Company.

Results for the Year ended November 30, 2010

Pure Nickel reported that at November 30, 2010, it had cash and short-term investments on hand of $4.1 million. The company reported that its net loss was in line with expectations: $2.3 million ($0.03 per share) for the year ended November 30, 2010, compared to a net loss of $1.4 million ($0.02 per share) for the prior year. Total cash flows used in operating activities were $1.1 million in 2010, compared to $1.5 million in the prior year. For the three months ended November 30, 2010, the net loss was $0.8 million ($0.01 per share), compared to $0.5 million ($0.01 per share) in the same quarter in the prior year. For further information please refer to Pure Nickel’s consolidated financial statements and the accompanying management discussion and analysis on the company’s website at www.purenickel.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. (888) 221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Cathy Hume
T. (416) 868-1079
Email: cathy@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com